July 12, 2006

via U.S. mail
William Scott Marshall
President, Principal Executive Officer and Principal Financial
Officer
Cascade Energy, Inc.
5151 E. Broadway, Suite 1600,
Tucson, AZ 85711

	Re:  	Cascade Energy, Inc.
		Amendment No. 3 to Registration Statement on
Form SB-2
      Filed June 30, 2006
      File No. 333-130984



Dear Mr. Marshall:

      We have limited our review of your amended filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments.
If
you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. We note your response number 1 of the letter dated June 30,
2006
and have further comment. Given the nature and size of the transaction being registered, advise the staff of the company`s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under
Rule 415(a)(1)(i).

2. Update disclosure regarding the closing bid price of your common stock as of the most reasonable date practicable.


Closing Comments

      As appropriate, please amend the above filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Mellissa Campbell Duru at (202) 551-3757 or me at (202) 551-3685 with any questions. Direct all correspondence to the following ZIP code: 20549-7010.


									Sincerely,


									Tangela Richter
								Branch Chief



      cc:    via facsimile
           	William  L. Macdonald, Esq.
            	Clark Wilson
            	(604) 687-6314
Mr. Marshall
Cascade Energy, Inc.
July 12, 2006
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE
         MAIL STOP 7010